Exhibit 2.2

EXECUTION VERSION

FIRST AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

EXPRESS HOLDINGS (USA), LLC

Dated as of August 2, 2013

i

5.03 Allocations	22
5.04 Varying Interests	24
5.05 Excess Nonrecourse Liabilities	24
ARTICLE 6 MANAGEMENT	25
6.01 Generally	25
6.02 Management Committee	25
6.03 JV Operations Services Agreement	29
6.04 Conflicts of Interest	30
6.05 Member Indemnification	30
6.06 General Regulatory Matters	31
6.07 Disclaimer of Duties	31
ARTICLE 7 TAXES	32
7.01 Tax Returns	32
7.02 Tax Elections	32
7.03 Tax Matters Member	32
7.04 Company’s Tax Classification	33
7.05 Tax Treatment of the Admission of SEP Member	33
ARTICLE 8 BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS	34
8.01 Maintenance of Books; Reports	34
8.02 Reports	34
8.03 Bank Accounts	35
ARTICLE 9 WITHDRAWAL	35
9.01 No Right of Withdrawal	35
9.02 Deemed Withdrawal	35
9.03 Effect of Withdrawal	36
ARTICLE 10 DISPUTE RESOLUTION	37
10.01 Disputes	37
10.02 Negotiation to Resolve Disputes	37
10.03 Selection of Arbitrator	38
10.04 Conduct of Arbitration	38
ARTICLE 11 DISSOLUTION, WINDING UP AND TERMINATION	39
11.01 Dissolution	39
11.02 Winding Up and Termination	39
11.03 Deficit Capital Accounts	40
11.04 Certificate of Cancellation	41

ii

ARTICLE 12 GENERAL PROVISIONS	41
12.01 Offset	41
12.02 Notices	41
12.03 Company Action	41
12.04 Entire Agreement; Superseding Effect	41
12.05 Effect of Waiver or Consent	41
12.06 Amendment or Restatement	42
12.07 Binding Effect	42
12.08 Governing Law; Severability	42
12.09 Further Assurances	42
12.10 Waiver of Certain Rights	42
12.11 Third Party Beneficiaries	42
12.12 Counterparts	43

EXHIBITS:

A – Members

B – Initial Facilities

C – JV Operations Services Agreement

iii

FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

EXPRESS HOLDINGS (USA), LLC

This FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF EXPRESS HOLDINGS (USA), LLC, a Delaware limited liability company (the “Company”), dated as of August 2, 2013 (this “Agreement”), is adopted, executed and agreed to, for good and valuable consideration, by and between Spectra Energy Express Holding II, LLC (successor-in-interest by merger to Spectra Energy Express Holding, Inc., a Delaware corporation), a Delaware limited liability company (“SE Member”), and Spectra Energy Partners, LP, a Delaware limited partnership (“SEP Member”), each as a member of the Company. Capitalized terms used in this Agreement and not defined elsewhere have the meanings given to them in Article 1 below.

WI T N E S S E T H:

WHEREAS, the Company is the successor in interest by conversion to Express Holdings (USA) Inc. (f/k/a Transcanada Finance USA Ltd), a Delaware corporation, which was originally incorporated in the State of Delaware on October 27, 1986 (the “Corporation”);

WHEREAS, the Corporation was converted into the Company pursuant to a Certificate of Conversion from a Corporation to Limited Liability Company executed March 15, 2013, by the Corporation, and, under and pursuant to the Act, a Certificate of Formation of Express Holdings (USA), LLC executed March 15, 2013 (the “Formation Date”), by the Company (as amended, supplemented or otherwise modified from time to time in accordance with this Agreement, the “Certificate”);

WHEREAS, SE Member was admitted to the Company as the sole member, effective as of the Formation Date, pursuant to that certain Limited Liability Company Agreement of Express Holdings (USA), LLC executed March 15, 2013, by SE Member (the “Original Agreement”);

WHEREAS, the Company’s sole assets as of the Effective Date are (i) a 100% ownership interest in Express Pipeline LLC, a Delaware limited liability company (“Express Pipeline LLC”), (ii) a 100% ownership interest in Platte Pipe Line Company, LLC (successor-in-interest by conversion to Platte Pipe Line Company, a Delaware corporation) (“Platte Pipe Line Company”), and (iii) a 100% ownership interest in Spectra Energy Express (US) Restructure Co., ULC, a Nova Scotia unlimited liability company (“SE Express (US) Restructure Co., ULC”);

WHEREAS, Express Pipeline LLC and Platte Pipe Line Company own the Initial Facilities described on Exhibit B; and

WHEREAS, SE Member and SEP Member desire to amend and restate the Original Agreement in its entirety to, among other things, (a) reflect the admission of SEP Member as a Member of the Company, (b) set forth the new multiple-Member governance and operating procedures of the Company, and (c) set forth the respective rights and obligations of the Members with respect to the Company.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members agree to amend and restate the Original Agreement as follows:

ARTICLE 1

DEFINITIONS

1.01 Definitions.

(a) Certain Definitions. As used in this Agreement, the following capitalized terms have the respective meanings set forth below or set forth in the Sections referred to below:

AAA – Section 10.02(c).

Act – the Delaware Limited Liability Company Act (6 Del. C. §18 101, et seq.).

Additional Contribution – Section 4.06(a)(ii).

Additional Contribution Member – Section 4.06(a)(ii).

Adjusted Capital Account Deficit – with respect to any Capital Account, the amount by which the balance in such Capital Account is less than zero. For this purpose, a Member's Capital Account balance shall be:

(a) reduced for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6); and

(b) increased for any amount such Member is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

Affiliate – with respect to any Person, (a) each entity that such Person Controls; (b) each Person that Controls such Person, including, in the case of a Member, the Member’s Parent; and (c) each entity that is under common Control with the Person, including, in the case of a Member, each entity that is Controlled by the Member’s Parent; provided that, with respect to any Member, an Affiliate shall include (y) a limited partnership or a Person Controlled by a limited partnership if a general partner of the limited partnership is Controlled by the Member’s Parent, or (z) a limited liability company or a Person controlled by a limited liability company if the managing member of the limited liability company is Controlled by such Member’s Parent. Notwithstanding anything in this definition to the contrary, (i) none of SEP Member and its subsidiaries shall be deemed to be Affiliates of Spectra Energy Corp and its subsidiaries (including SE Member) other than SEP Member and its subsidiaries, and (ii) none of Spectra Energy Corp and its subsidiaries (including SE Member) other than SEP Member and its subsidiaries shall be deemed to be Affiliates of SEP Member and its subsidiaries.

Agreement – introductory paragraph.

Alternate Representative – Section 6.02(a)(i).

Arbitration Notice – Section 10.02(c).

Arbitrator – an arbitrator selected according to the provisions of Section 10.03.

Assignee – any Person that acquires a Member Interest or any portion of a Member Interest through a Disposition; provided, however, that, except for an Assignee that is an Affiliate of the Disposing Member, an Assignee shall have no right to be admitted to the Company as a Member except with the prior written approval of a Unanimous Interest of the Management Committee. The Assignee of a liquidated or wound up Member is the shareholder, partner, member or other equity owner or owners of the liquidated or wound up Member to which that Member’s Member Interest is assigned by the Person conducting the liquidation or winding up of that Member. The Assignee of a Bankrupt Member is (a) the Person or Persons (if any) to whom such Bankrupt Member’s Member Interest is assigned by order of the bankruptcy court or other Governmental Authority having jurisdiction over such Bankruptcy, or (b) in the event of a general assignment for the benefit of creditors, the creditor to which such Member Interest is assigned.

Authorizations – licenses, certificates, permits, orders, approvals, determinations and authorizations from Governmental Authorities having valid jurisdiction.

Available Cash – with respect to any Quarter ending prior to the liquidation and winding up of the Company, the excess, if any and without duplication, of:

(a) the sum of all cash and cash equivalents of the Company and its Subsidiaries on hand at the end of such Quarter, over

(b) the amount of any cash reserves that are necessary or appropriate in the reasonable discretion of the Management Committee to (i) provide for the proper conduct of the business of the Company and its Subsidiaries (including reserves for future maintenance capital expenditures and for anticipated future credit needs of the Company and its Subsidiaries) subsequent to such Quarter or (ii) comply with applicable Law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which the Company or any of its Subsidiaries is a party or by which it or any of them is bound or its or any of their assets are subject; provided, however, that distributions made by the Company or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the Management Committee so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which a liquidation or winding up of the Company occurs and any subsequent Quarter shall be deemed to equal zero.

Bankruptcy or Bankrupt – with respect to any Person, (a) such Person (i) makes a general assignment for the benefit of creditors; (ii) files a voluntary bankruptcy petition; (iii) becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceedings; (iv) files a petition or answer seeking for such Person a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Person in a proceeding of the type described in subclauses (i) through (iv) of this clause (a); or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person’s properties; or (b) against such Person, a proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law has been commenced and 120 Days have expired without dismissal thereof or with respect to which, without such Person’s consent or acquiescence, a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person’s properties has been appointed and 90 Days have expired without the appointment’s having been vacated or stayed, or 90 Days have expired after the date of expiration of a stay, if the appointment has not previously been vacated.

Book Value - with respect to any Company asset, the Company’s adjusted tax basis for such property as determined for U.S. federal income tax purposes, except as follows:

(a) The initial Book Value of any asset contributed by a Member to the Company (or treated as having been contributed to the Company by a Member for U.S. federal income tax purposes) shall be the gross fair market value of such asset on the date of contribution as determined by the Management Committee;

(b) The Book Values of all Company assets shall be adjusted to equal their respective gross fair market values as of the following times: (i) the acquisition of an interest (or additional interest) in the Company by any new or existing Member in exchange for more than a de minimis capital contribution if the Management Committee reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company if the Management Committee reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g) (other than pursuant to Section 708(b)(1)(B) of the Code); and (iv) such other times as determined appropriate by the Management Committee consistent with Treasury Regulation Section 1.704-1(b)(2)(iv)(f);

(c) The Book Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of distribution as determined by the Management Committee;

(d) The Book Values of all Company assets shall be increased (or decreased) to reflect any adjustment to the adjusted tax basis of such assets pursuant to Section 734(b) of the Code or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and clause (f) of the definition of Net Income or Net Loss or Section

5.03(b)(v); provided that Book Values shall not be adjusted pursuant to this clause (d) to the extent the Management Committee determines that an adjustment pursuant to this clause is unnecessary in light of adjustments required pursuant to the preceding clauses of this definition; and

(e) If the Book Value of an asset has been determined or adjusted pursuant to clause (b) or clause (d) of this definition, such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset.

Breaching Member – a Member that (a) has committed a failure or breach of the type described in the definition of “Default” or has received a notice of the type described in the definition of “Default” and (b) in either case, has not cured the failure or breach prior to the expiration of the applicable cure period set forth in the definition of “Default.”

Business Day – any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the State of Texas are closed.

Capital Account – the account maintained by the Company for each Member in accordance with this Agreement and to be maintained by the Company for each Member from and after the Effective Date in accordance with Section 4.05.

Capital Budget – the annual capital budget for the Company and its Subsidiaries that is approved (or deemed approved) pursuant to Section 6.02(h)(ii)(C). The Capital Budget shall cover all items that are classified as capital items under Required Accounting Practices.

Capital Call – Section 4.01(a).

Capital Contribution – with respect to any Member, the amount of money and the initial Book Value of any property (other than money) contributed to the Company by the Member, reduced by the amount of any liabilities of such Member assumed by the Company or which are secured by such property. Any reference in this Agreement to the Capital Contribution of a Member shall include a Capital Contribution of its predecessors in interest.

Certificate – Recitals.

Change of Member Control - with respect to any Member, an event (such as a Disposition of voting securities or other equity interests) that causes such Member to cease to be Controlled by such Member’s then Parent; provided, the term “Change of Member Control” shall not include any of the following events: (a) an event that causes such Member’s then Parent to be Controlled by another Person; and (b) the tax-free distribution by such Member’s then Parent to its shareholders of equity interests in an entity that holds, directly or indirectly, the Membership Interest of such Member.

Claim – any and all judgments, claims, causes of action, demands, lawsuits, suits, proceedings, Governmental investigations or audits, losses, assessments, fines, penalties, administrative orders, obligations, costs, expenses, liabilities and damages (whether actual, consequential or punitive), including interest, penalties, reasonable attorney’s fees, disbursements and costs of investigations, deficiencies, levies, duties, imposts, remediation and cleanup costs, and natural resources damages.

Code – the Internal Revenue Code of 1986.

Company – introductory paragraph.

Company Representative – Section 6.03(d).

Confidential Information – information and data (including all copies thereof) that is furnished or submitted by any of the Members or their Affiliates, whether oral, written, or electronic, to the other Members or their Affiliates in connection with the business of the Company or any of its Subsidiaries (including the Facilities) and the resulting information and data obtained from those studies, including market evaluations, market proposals, service designs and pricing, pipeline system design and routing, cost estimating, rate studies, identification of permits, strategic plans, legal documents, environmental studies and requirements, public and governmental relations planning, identification of regulatory issues and development of related strategies, legal analysis and documentation, financial planning, oil reserves and deliverability data, studies of the oil supplies for the Facilities, and other studies and activities to determine the potential viability of the Facilities and their design characteristics, and identification of key issues. Notwithstanding the foregoing, the term “Confidential Information” shall not include any information that:

(a) is in the public domain at the time of its disclosure or thereafter, other than as a result of a disclosure directly or indirectly by a Member or any of its Affiliates in contravention of this Agreement;

(b) as to any Member or any of its Affiliates, was in the possession of such Member or any of its Affiliates prior to the disclosure of such information to such Member or any of its Affiliates by any other Member or any of its Affiliates; or

(c) has been independently acquired or developed by a Member or any of its Affiliates without violating any of the obligations of such Member or any of its Affiliates under any applicable agreement.

Contributing Member – Section 4.06(a).

Control – the possession, directly or indirectly, through one or more intermediaries, of at least one of the following:

(a) (i) in the case of a corporation, 50% or more of the outstanding voting securities thereof; (ii) in the case of a limited liability company, general partnership or venture, the right to 50% or more of the distributions therefrom (including liquidating distributions); (iii) in the case of a trust or estate, including a business trust, 50% or more of the beneficial interest therein; and (iv) in the case of any other entity, 50% or more of the economic or beneficial interest therein; provided, however, in the case of a limited partnership, “Control” shall mean possession, directly or indirectly through one or more intermediaries, of, (A) in the case where the general partner of such limited partnership is a corporation, ownership of 50% or more of the outstanding voting securities of such corporate general partner, (B) in the case where the general partner of such limited partnership is a partnership, limited liability company or other entity (other than a corporation or limited partnership), the right to 50% or more of the distributions from such general partner entity, and (C) in the case where the general partner of such limited partnership is a limited partnership, Control of the general partner of such general partner in the manner described under clause (A) or clause (B) of this definition, in each case, notwithstanding that the Person with respect to which Control is being determined does not possess, directly or indirectly through one or more subsidiaries, the right to receive at least 50% of the distributions from such limited partnership; or

(b) in the case of any entity, the power or authority, through ownership of voting securities, by contract or otherwise, to exercise predominant control over the management of the entity.

Day – a calendar day; provided, however, that, if any period of Days referred to in this Agreement shall end on a Day that is not a Business Day, then the expiration of that period shall be automatically extended until the end of the first succeeding Business Day.

Deemed Tax Disposition – any event or series of events that is treated for federal income tax purposes as a sale or exchange of a Member’s Member Interest or portion thereof for purposes of Section 708(b)(1)(B) of the Code.

Default – with respect to any Member,

(a) the failure of such Member to contribute, on or before the 10th Day after the date required, all or any portion of a Capital Contribution such Member is required to make as provided in this Agreement, or

(b) the failure of such Member to comply in any material respect with any of its other agreements, covenants or obligations under this Agreement, or the failure of any representation or warranty made by such Member in this Agreement to have been true and correct in all material respects at the time it was made, in each case if the breach is not cured by the applicable Member on or before the 30th Day after its receiving notice of such breach from any other Member (or, if such breach is not capable of being cured within such 30-Day period, if such Member fails to promptly commence substantial efforts to cure such breach or to prosecute such curative efforts to completion with continuity and diligence). The Management Committee may, but shall have no obligation to, extend the foregoing 10-Day and 30-Day periods.

Default Rate – a rate per annum equal to the lesser of (a) a varying rate per annum equal to the sum of (i) the prime rate as published in The Wall Street Journal, with adjustments in that varying rate to be made on the same date as any change in that rate is so published, plus (ii) 2% per annum, and (b) the maximum rate permitted by Law.

Depreciation – an amount equal to the depreciation, amortization or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to a Company asset for a taxable year (or other applicable period), except that (a) with respect to any such asset the Book

Value of which differs from its adjusted tax basis for U.S. federal income tax purposes and which difference is being eliminated by use of the “remedial method” pursuant to Treasury Regulations Section 1.704-3(d), Depreciation for such period shall be the amount of book basis recovered under the rules prescribed by Treasury Regulation Section 1.704-3(d)(2), and (b) with respect to any other such asset the Book Value of which differs from its adjusted tax basis at the beginning of such period, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization or other cost recovery deduction for such period bears to such beginning adjusted tax basis; provided that if the adjusted tax basis of any asset at the beginning of such period is zero, Depreciation with respect to such asset shall be determined with reference to such beginning Book Value using any reasonable method selected by the Management Committee.

Dispose, Disposing or Disposition – with respect to any asset (including a Membership Interest or any part thereof), a sale, assignment, transfer, conveyance, gift, exchange or other disposition of such asset, whether such disposition be voluntary, involuntary or by operation of Law, including the following: (a) in the case of an asset owned by a natural person, a transfer of such asset upon the death of its owner, whether by will, intestate succession or otherwise; (b) in the case of an asset owned by an entity, (i) a merger or consolidation of such entity (other than where such entity is the survivor thereof), (ii) a conversion of such entity into another type of entity, or (iii) a distribution of such asset, including in connection with the dissolution, liquidation, winding up or termination of such entity (unless, in the case of dissolution, such entity’s business is continued without the commencement of liquidation or winding up); and (c) a disposition in connection with, or in lieu of, a foreclosure of an Encumbrance; but such terms shall not include the creation of an Encumbrance.

Disposing Member – Section 3.03(a).

Dispute – Section 10.01.

Dispute Notice – Section 10.02.

Disputing Member – Section 10.01.

Dissolution Event – Section 11.01.

Effective Date – the date first written above.

Encumber, Encumbering or Encumbrance – the creation of a security interest, lien, pledge, mortgage or other encumbrance, whether such encumbrance be voluntary, involuntary or by operation of Law.

Express Pipeline LLC – Recitals.

Facilities – (a) the Initial Facilities, (b) any additions to, or expansion of, the Initial Facilities that are approved by the Management Committee, and (c) any other facilities of the Company or any of its Subsidiaries that are approved by the Management Committee.

FERC – the Federal Energy Regulatory Commission or any Governmental Authority succeeding to the powers of such commission.

Formation Date – Recitals.

Governmental Authority (or Governmental) – a federal, state, local or foreign governmental authority; a state, province, commonwealth, territory or district thereof; a county or parish; a city, town, township, village or other municipality; a district, ward or other subdivision of any of the foregoing; any executive, legislative or other governing body of any of the foregoing; any agency, authority, board, department, system, service, office, commission, committee, council or other administrative body of any of the foregoing; including the FERC, any court or other judicial body; and any officer, official or other representative of any of the foregoing.

Indebtedness - indebtedness for borrowed money owed by the Company or any of its Subsidiaries and all obligations of the Company guaranteeing any indebtedness of any other Person.

Initial Facilities – the crude oil pipeline and storage facilities, related equipment and other infrastructure described on Exhibit B.

JV Operations Services Agreement – Section 6.03(a).

JV Operations Services Agreement Amounts -- Section 6.03(a).

Law – any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration or interpretative or advisory opinion or letter of a Governmental Authority having valid jurisdiction.

Management Committee – Section 6.01.

Member – any Person (a) executing this Agreement as of the Effective Date as a member or (b) subsequently admitted to the Company as a member according to the provisions of this Agreement, but not including any Person that has ceased to be a member in the Company.

Member Interest – with respect to any Member, (a) such Member’s status as a Member; (b) such Member’s share of the income, gain, loss, deduction and credits of, and the right to receive distributions from, the Company; (c) all other rights, benefits and privileges enjoyed by such Member (under the Act, this Agreement or otherwise) in its capacity as a Member; and (d) all obligations, duties and liabilities imposed on such Member (under the Act, this Agreement or otherwise) in its capacity as a Member, including any obligations to make Capital Contributions.

Member Nonrecourse Debt Minimum Gain – a Member’s nonrecourse debt minimum gain determined pursuant to Treasury Regulation Section 1.704-2(i).

Minimum Gain – partnership minimum gain as determined pursuant to Treasury Regulation Section 1.704-2(d).

Net Income or Net Loss - for each taxable year (or other period for which allocations of items of Company income, gain, loss or deduction are required to be made), the taxable income or loss of the Company determined in accordance with Section 703(a) of the Code (for this purpose all items of income, gain, loss or deduction, required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss) with the following adjustments:

(a) items of Company income, gain, loss, or deduction allocated pursuant to Section 5.03(b) shall not be taken into account in computing Net Income or Net Loss (but the amount of such items shall be determined in a manner similar to that set forth herein);

(b) any income of the Company that is exempt from U.S. federal income taxation and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition shall be added to such taxable income or loss;

(c) if the Book Value of any asset differs from its adjusted tax basis for U.S. federal income tax purposes, any gain or loss resulting from a disposition of such asset shall be calculated with reference to such Book Value;

(d) in lieu of the deduction for depreciation, cost recovery or amortization taken into account in computing such taxable income, there shall be taken into account Depreciation as defined herein;

(e) any expenditures of the Company that are described in Section 705(a)(2)(B) of the Code or are treated as described in Section 705(a)(2)(B) of the Code pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition shall be subtracted from such taxable income or loss;

(f) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Net Income or Net Loss; and

(g) in the event the Book Value of any Company asset is adjusted in accordance with clause (b) or clause (c) in the definition of Book Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income or Net Loss.

Non-Contributing Member – Section 4.06(a).

Officer – any natural person designated as an officer of the Company as provided in Section 6.02(j), but not including any natural person who has ceased to be an officer of the Company.

Operating Budget – the annual operating budget for the Company and its Subsidiaries that is approved (or deemed approved) pursuant to Section 6.02(h)(ii)(C). The Operating Budget shall cover all items that are classified as non capital items under Required Accounting Practices.

Operator – Spectra Energy Transmission, LLC, a Delaware limited liability company and an Affiliate of SE Member.

Original Agreement – Recitals.

Other Indemnitor – Section 6.05(b)(i).

Outside Activities – Section 6.04.

Parent – the Person that Controls a Member and that is not itself Controlled by any other Person that is a legal entity (as opposed to a natural person); provided, that, notwithstanding the definition of “Control” herein, the SEP Member shall be deemed its own Parent.

Person – the meaning assigned that term in Section 18-101(12) of the Act and also includes a Governmental Authority and any other entity.

Platte Pipe Line Company – Recitals.

Quarter – unless the context requires otherwise, a fiscal quarter of the Company.

Representative - Section 6.02(a)(i).

Required Accounting Practices - the accounting rules and regulations, if any, at the time prescribed by the Governmental Authorities under the jurisdiction of which the Company or any of its Subsidiaries is at the time operating and, to the extent of matters not covered by such rules and regulations, generally accepted accounting principles as practiced in the United States at the time prevailing for companies engaged in a business similar to that of the Company.

SE Member – introductory paragraph.

SEP Member – introductory paragraph.

Securities Act – the Securities Act of 1933.

Sharing Ratio – subject in each case to adjustments in accordance with this Agreement or in connection with Dispositions of Member Interests, (a) in the case of a Member executing this Agreement as of the Effective Date or a Person acquiring such Member’s Member Interest, the percentage specified for such Member as its Sharing Ratio on Exhibit A, and (b) in the case of Member Interests issued under Section 3.04, the Sharing Ratio established in Section 3.04; provided, however, that the total of all Sharing Ratios shall always equal 100%.

Sole Discretion – (a) in the applicable Person’s sole and absolute discretion (b) with or without cause, (c) subject to such conditions as it may deem appropriate, and (d) without taking into account the interests of, and without incurring liability to, the Company, any Member, or any Officer or employee of the Company.

Subsidiary – with respect to any Person, any Affiliate of such Person that is Controlled by such Person, including in the case of the Company, as of the Effective Date, Express Pipeline LLC, Platte Pipe Line Company and SE Express (US) Restructure Co., ULC.

Supermajority Interest – Section 6.02(e)(i).

Tax Matters Member – Section 7.03(a).

Term – Section 2.06.

Treasury Regulations – the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

Unanimous Interest – Section 6.02(e)(iii).

Withdraw, Withdrawing or Withdrawal – the withdrawal, resignation or retirement of a Member from the Company as a member. Such terms shall not include any Dispositions of Member Interest (which are governed by Section 3.03(a) and Section 3.03(b)), even though the Member making a Disposition may cease to be a Member as a result of the Disposition.

Withdrawal Event – Section 9.02.

Withdrawn Member – Section 9.03.

(b) Other Terms. Capitalized terms defined elsewhere in this Agreement have the meanings so given them.

1.02 Interpretation. Unless the context requires otherwise: (a) the gender (or lack of gender) of all words used in this Agreement includes the masculine, feminine and neuter; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) references to Exhibits refer to the Exhibits attached to this Agreement, each of which is made a part hereof for all purposes; (d) references to Laws refer to such Laws as they may be amended from time to time, and references to particular provisions of a Law include any corresponding provisions of any succeeding Law; (e) references to money refer to legal currency of the United States of America; (f) a term defined as one part of speech (such as a noun) shall have a corresponding meaning when used as another part of speech (such as a verb); (g) the words “includes” or “including” shall mean “including without limitation”; and (h) the terms “hereunder,” “hereof,” “hereto,” and words of similar import are references to this Agreement as a whole and not to any particular section or other subdivision of this Agreement

ARTICLE 2

ORGANIZATION

2.01 Formation. SE Member previously formed the Company as a Delaware limited liability company effective as of the Formation Date by the filing of the Certificate with the Secretary of State of Delaware pursuant to the Act.

2.02 Name. The name of the Company is “Express Holdings (USA), LLC” and all Company business must be conducted in that name or such other names that comply with Law as the Management Committee may select.

2.03 Registered Office; Registered Agent; Principal Office in the United States; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Management Committee may designate in the manner provided by Law. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate or such other Person or Persons as the Management Committee may designate in the manner provided by Law. The principal office of the Company in the United States shall be at such place as the Management Committee may designate, which need not be in the State of Delaware, and the Company shall maintain records there or such other place as the Management Committee shall designate and shall keep the street address of such principal office at the registered office of the Company in the State of Delaware. The Company may have such other offices as the Management Committee may designate.

2.04 Purpose; Powers. The purposes of the Company are to plan, design, construct, acquire, own, maintain and operate the Facilities, to market the services of the Facilities, to engage in the storage and transportation of crude oil through the Facilities, and to engage in any activities directly or indirectly relating to the foregoing. The Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, convenient or incidental to or in furtherance of the purposes set forth in the first sentence of this Section 2.04. The Company may also pursue other business purposes beyond those described in the immediately preceding sentence; provided that the Company’s pursuit of such other business purposes (i) is not forbidden by the Act or by applicable Law and (ii) with the approval of a Unanimous Interest of the Management Committee.

2.05 Foreign Qualification. Prior to the Company’s conducting business in any jurisdiction other than Delaware, to the extent required by Law, the Management Committee shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Management Committee, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction. At the request of the Management Committee, each Member shall execute, acknowledge, swear to and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.06 Term. The period of existence of the Company (the “Term”) commenced on the Formation Date with the acceptance for filing of the Certificate by the Secretary of State of the State of Delaware and shall end at such time as a certificate of cancellation is filed with the Secretary of State of the State of Delaware in accordance with Section 11.04.

2.07 No State Law Partnership. It is the intent that the Company shall be a limited liability company formed under the Laws of the State of Delaware and shall not be a partnership (including a limited partnership or a joint venture) for any purposes other than U.S. federal and state tax purposes and this Agreement may not be construed to suggest otherwise and that the Members shall not be partners or joint venturers of any other Member.

2.08 Title to Company Assets. Title to Company assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member or Officer, individually or collectively, shall have any ownership interest in such Company assets or all or any portion thereof. Title to any or all of the Company assets may be held in the name of the Company or one or more of its Affiliates or one or more nominees, as the Management Committee may determine. All Company assets shall be recorded as the property of the Company in its books and records, irrespective of the name in which record title to such Company assets is held. The Company’s credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be Disposed of in payment of any individual obligation of any Member or any Officer.

ARTICLE 3

MEMBERSHIP; DISPOSITIONS OF INTERESTS

3.01 Current Members. As of the Effective Date, SE Member and SEP Member are the Members of the Company.

3.02 Representations, Warranties and Covenants. Each Member hereby represents, warrants and covenants to the Company and each other Member that the following statements are true and correct as of the Effective Date and shall be true and correct at all times that such Member is a Member:

(a) that Member is duly incorporated, organized or formed (as applicable), validly existing, and (if applicable) in good standing under the Law of the jurisdiction of its incorporation, organization or formation; if required by applicable Law, that Member is duly qualified and in good standing in the jurisdiction of its principal place of business, if different from its jurisdiction of incorporation, organization or formation; and that Member has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and all necessary actions by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries, or other applicable Persons necessary for the due authorization, execution, delivery and performance of this Agreement by that Member have been duly taken;

(b) that Member has duly executed and delivered this Agreement and the other documents contemplated herein, and they constitute the legal, valid and binding obligation of that Member enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency or similar Laws of general application and by the effect of general principles of equity, regardless of whether considered at law or in equity); and

(c) that Member’s authorization, execution, delivery, and performance of this Agreement does not and will not (i) conflict with, or result in a breach, default or violation of, (A) the organizational documents of that Member, (B) any contract or agreement to which that Member is a party or is otherwise subject, or (C) any Law, order, judgment, decree, writ, injunction or arbitral award to which that Member is subject; or (ii) require any consent, approval or authorization from, filing or registration with, or notice to, any Governmental Authority or other Person, unless such requirement has already been satisfied.

3.03 Dispositions and Encumbrances of Member Interests; Change of Member Control.

(a) A Member may Dispose of or Encumber all or any portion of its Member Interest (such Member, the “Disposing Member”) only (i) to an Affiliate of such Disposing Member, provided that such Disposing Member provides the other Members with at least 10 Days prior notice of such Disposition, or (ii) with the prior approval of a Unanimous Interest of the Management Committee. Any attempted Disposition or Encumbrance of a Member Interest, other than in strict accordance with this Section 3.03, shall be, and is hereby declared, null and void ab initio. The rights and obligations constituting a Member Interest may not be separated, divided or split from the other attributes of a Member Interest except with the prior approval of the Management Committee and as contemplated by the express provisions of this Agreement. Notwithstanding the foregoing, except with the prior approval of a Unanimous Interest of the Management Committee, a Member may not effect a Disposition of Membership Interests (including a Deemed Tax Disposition) if such Disposition, when added to the total of all other Dispositions of Membership Interests (including Deemed Tax Dispositions) within the preceding twelve months, results in the Company being considered to have terminated within the meaning of Section 708(b)(1)(B) of the Code.

(b) The Members agree that a breach of any of the provisions of this Section 3.03 may cause irreparable injury to the Company and to the other Members for which monetary damages (or other remedies at law) are inadequate in view of (i) the complexities and uncertainties in measuring the actual damages that would be sustained by reason of the failure of a Member to comply with such provision and (ii) the uniqueness of the Company business and the relationship among the Members. Accordingly, the Members agree that the provisions of this Section 3.03 may be enforced by specific performance in accordance with clause (b) of Section 10.04.

(c) No Member shall permit itself to suffer a Change of Member Control except with the prior approval of (i) a Unanimous Interest of the Management Committee, or (ii) the prior approval of all of the other Members (which approval shall not be unreasonably withheld, delayed, or conditioned).

3.04 Creation of Additional Member Interests. Additional Member Interests may be created and issued to existing Members or to other Persons, and such other Persons may be admitted to the Company as Members, only with the approval of a Unanimous Interest of the

Management Committee, on such terms and conditions as the Management Committee may determine at the time of admission. The terms of admission or issuance must specify the applicable Sharing Ratios and may provide for the creation of different classes or groups of Members having different rights, powers and duties. Any such admission is effective only after the new Member has executed and delivered to each other Member an instrument containing the notice address of the new Member, the Assignee’s ratification of this Agreement and agreement to be bound by it, and its confirmation that the representations and warranties in Section 3.02 are true and correct with respect to it. The provisions of this Section 3.04 shall not apply to Dispositions of Member Interests or admissions of Assignees in connection therewith, such matters being governed by Section 3.03.

3.05 Access to Information. Each Member shall be entitled to receive any information that it may request concerning the Company; provided, however, that this Section 3.05 shall not obligate the Company or the Management Committee to create any information that does not already exist at the time of such request (other than to convert existing information from one medium to another, such as providing a printout of information that is stored in a computer database). Each Member shall also have the right, upon reasonable notice, and at all reasonable times during usual business hours to inspect the properties of the Company and to audit, examine and make copies of the books of account and other records of the Company. This right may be exercised through any agent or employee of a Member designated in writing by it or by an independent public accountant, engineer, attorney or other consultant so designated. The Member making the request shall bear all costs and expenses incurred in any inspection, examination or audit made on that Member’s behalf. The Members agree to cooperate reasonably, and to cause their respective independent public accountants, engineers, attorneys or other consultants to cooperate reasonably, in connection with any such request. Confidential Information obtained under this Section 3.05 shall be subject to the provisions of Section 3.06.

3.06 Confidential Information.

(a) Except as permitted by Section 3.06(b), each Member shall, and shall cause its Affiliates to, keep confidential all Confidential Information and shall not disclose any Confidential Information to any Person, including any of its Affiliates.

(b) Notwithstanding Section 3.06(a), but subject to the other provisions of this Section 3.06, a Member or, where applicable, its Affiliates, may make the following disclosures of Confidential Information:

(i) disclosures to another Member or any Person retained by the Company;

(ii) disclosures that are approved by the Management Committee;

(iii) disclosures that may be required from time to time to obtain requisite Authorizations or financing for the Facilities, if the disclosures are approved by the Management Committee;

(iv) disclosures to an Affiliate of such Member, including the directors, officers, employees, agents, consultants, and advisors of such Affiliate, if the agents, consultants, or advisors of such Affiliate has agreed to abide by the terms of this Section 3.06, and special care shall be taken to restrict such disclosures in any case where that Affiliate is or may become a customer of the Company;

(v) disclosures to directors, officers, employees, agents, consultants, and advisors of such Member if the agents, consultants, or advisors of such Member has agreed to abide by the terms of this Section 3.06;

(vi) disclosures to a Person that is not a Member or an Affiliate of a Member and not covered in foregoing items (iv) and (v), if that Person has been retained by a Member or an Affiliate of a Member to provide services in connection with the Company and has agreed to abide by the terms of this Section 3.06;

(vii) disclosures to a bona-fide potential direct or indirect purchaser of such Member’s Member Interest or a bona-fide potential or actual lender of such Member or any of its Affiliates, if that potential purchaser or actual or potential lender, as applicable, has agreed to abide by the terms of this Section 3.06;

(viii) disclosures required, with respect to a Member or an Affiliate of a Member, pursuant to (A) the Securities Act and the rules and regulations promulgated thereunder, (B) the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, (C) any state securities Laws, (D) any national securities exchange or automated quotation system or (E) to any tax authority as such Member deems appropriate; and

(ix) disclosures that a Member or any of its Affiliates is legally compelled to make by deposition, interrogatory, request for documents, subpoena, civil investigative demand, order of a court of competent jurisdiction or similar process or otherwise by Law; provided, however, that, prior to any such disclosure, such Member shall, to the extent legally permissible:

(A) provide the Management Committee with prompt notice of such requirements so that one or more of the Members may seek a protective order or other appropriate remedy or waive compliance with the terms of this Section 3.06(b)(ix);

(B) consult with the Management Committee on the advisability of taking steps to resist or narrow such disclosure; and

(C) cooperate with the Management Committee and with the other Members in any attempt one or more of them may make to obtain a protective order or other appropriate remedy or assurance that confidential treatment will be afforded the Confidential Information; and in the event such protective order or other remedy is not obtained, or the other Members do not waive compliance with the provisions of this Agreement, that Member agrees (I) to furnish only that portion of the Confidential Information that, in the opinion of the Member’s counsel, the Member is legally required to disclose, and (II) to exercise all reasonable efforts to obtain assurance that confidential treatment will be accorded the Confidential Information.

(c) Each Member shall take, and shall cause its Affiliates to take, such precautionary measures as may be required to ensure (and such Member shall be responsible for) compliance with this Section 3.06 by any of its Affiliates, and its and their directors, officers, employees and agents, and other Persons to which it may disclose Confidential Information in accordance with this Section 3.06.

(d) Promptly after its Withdrawal, a Withdrawn Member shall destroy (and provide a certificate of destruction to the Company with respect to), or return to the Company, all Confidential Information in its possession. Notwithstanding the immediately preceding sentence, but subject to the other provisions of this Section 3.06, a Withdrawn Member may retain for a stated period, but not disclose to any other Person, Confidential Information for the limited purposes of (i) explaining that Member’s internal decisions with respect to the Facilities or (ii) preparing such Member’s tax returns and defending audits, investigations and proceedings relating thereto; provided, however, that the Withdrawn Member must notify the Management Committee in advance of such retention and specify in such notice the stated period of such retention.

(e) The Members agree that no adequate remedy at law exists for a breach or threatened breach of any of the provisions of this Section 3.06, the continuation of which unremedied will cause the Company and the other Members to suffer irreparable harm. Accordingly, the Members agree that the Company and the other Members shall be entitled, in addition to other remedies that may be available to them, to immediate injunctive relief from any breach of any of the provisions of this Section 3.06 and to specific performance of their rights hereunder, as well as to any other remedies available at law or in equity, pursuant to Section 10.04.

(f) The obligations of the Members under this Section 3.06 (including the obligations of any Withdrawn Members) shall continue to bind any Person that has ceased to be a Member and shall terminate on the second anniversary of the end of the Term.

3.07 Member Liability.

(a) No Member or Affiliate of a Member shall be liable for the debts, obligations or liabilities of the Company solely by reason of being a Member. The Company shall defend, indemnify and hold each Member and each Member’s owners, up to and including such Member’s Parent, harmless from and against any Claims brought against such Member or any of its owners, including such Member’s Parent, solely as a result of such Member’s or such owner’s ownership in the Company.

(b) To the fullest extent permitted by Law and notwithstanding any provision of this Agreement or any other document executed in connection with this Agreement to the contrary, no Member in its capacity as a Member shall have any duty, fiduciary or otherwise, to the Company or any other Member (or such other Member’s Affiliates) in connection with the business and affairs of the Company or any consent or approval given or withheld or other action taken or not taken pursuant to or in connection with this Agreement or any other document executed in connection with this Agreement.

3.08 Use of Members’ Names and Trademarks. The Company, the Members and their Affiliates shall not use the name or trademark of any Member or any of its Affiliates in connection with public announcements regarding the Company, or marketing or financing activities of the Company, without the prior consent of such Member or its Affiliate, which shall not be unreasonably withheld.

ARTICLE 4

CAPITAL CONTRIBUTIONS

4.01 Capital Contributions.

(a) Except as otherwise provided in the following provisions of this Section 4.01 or Section 4.02, the Management Committee may issue or cause to be issued a notice to each Member for the making of Capital Contributions at such times and in such amounts as the Management Committee shall determine (a “Capital Call”). All amounts timely received by the Company under this Section 4.01 shall be credited to the respective Member’s Capital Account as of the specified date.

(b) Each Capital Call shall contain the following information:

(i) The total amount of Capital Contributions required from all Members;

(ii) The amount of Capital Contribution required from the Member to which the notice is addressed, which amount must equal that Member’s Sharing Ratio of the total Capital Call;

(iii) The purpose for which the funds are to be applied in such reasonable detail as the Management Committee shall direct; and

(iv) The date on which payments of the Capital Contribution shall be made (which date shall not be sooner than the 30th Day following the date the Capital Call is given, unless a sooner date is approved by the Management Committee) and the method of payment, provided that the date and the method shall be the same for each of the Members.

(c) Each Member agrees that it shall make payments of its respective Capital Contributions in accordance with Capital Calls issued as provided in Section 4.01(a) and Section 4.01(b).

4.02 Loans.

(a) Rather than making a Capital Call under Section 4.01, the Management Committee by notice may require the Members to lend funds to the Company at such times, in such amounts and under such terms and conditions as the Management Committee shall determine; provided, however, that the Management Committee shall not call for loans rather than Capital Contributions to the extent doing so would breach any financing or other agreement of the Company. All amounts received from a Member after the date specified in Section 4.02(b)(iv) by the Company under this Section 4.02 shall be accompanied by interest on such overdue amounts (and the default shall not be cured unless such interest is also received by the Company), which interest shall be payable to the Company and shall accrue from and after such specified date at the Default Rate. Any such interest paid shall be credited to the respective Capital Accounts of all the Members on a pro rata basis in accordance with their respective Sharing Ratios as of the date such payment is made to the Company but shall not be considered part of the principal of the loan.

(b) Each notice issued under Section 4.02(a) shall contain the following information:

(i) The total amount of loans required from all of the Members;

(ii) The amount of the loan required from the Member to which the notice is addressed, which amount must equal that Member’s Sharing Ratio of the total amount of loans requested;

(iii) The purpose for which the funds are to be applied in such reasonable detail as the Management Committee shall direct;

(iv) The date on which the loans to the Company shall be made (which date shall not be sooner than the 30th Day following the date the request is given, unless a sooner date is approved by the Management Committee) and the method of payment, provided that the date and the method shall be the same for each of the Members; and

(v) All terms concerning the repayment of or otherwise relating to the loans, provided that the terms shall be the same for each of the Members.

(c) Each Member agrees that it shall make its respective loans in accordance with requests issued as provided in Section 4.02(a) and Section 4.02(b).

4.03 No Other Contribution Obligations. No Member shall be required or permitted to make any Capital Contributions or loans to the Company except as provided in this Article 4.

4.04 Return of Contributions. Except as expressly provided in this Agreement, a Member is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member’s Capital Contributions.

4.05 Capital Accounts. Each Member’s Capital Account shall be increased by (i) the amount of money contributed by that Member to the Company, (ii) the fair market value of property contributed by that Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), and (iii) allocations to that Member of Net Income and other items of Company income and gain (or items thereof), including income and gain exempt from tax, and shall be decreased by (iv) the amount of money distributed to that Member by the Company, (v) the fair market value of property distributed to that Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code), and (vi) allocations to that Member of Net Loss and other items of Company loss and deduction (or items thereof), including loss and deduction described in Section 705(a)(2)(B) of the Code. The Members’ Capital Accounts shall also be maintained and adjusted as permitted by the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(f) and as required by the other provisions of Treasury Regulation Sections 1.704-1(b)(2)(iv) and 1.704-1(b)(4). A Member who has more than one Member Interest shall have a single Capital Account that reflects all such Member Interests, regardless of the class of Member Interests owned by such Member and regardless of the time or manner in which such Member Interests were acquired. Upon the Disposition of all or a portion of a Member Interest, the Capital Account of the Disposing Member that is attributable to that Member Interest shall carry over to the Assignee in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(l).

4.06 Failure to Make a Capital Contribution.

(a) General. If any Member fails to make a Capital Contribution when required in a Capital Call under Section 4.01, or a loan when required under Section 4.02 (each such Member being a “Non-Contributing Member”), then, provided the failure has not been cured, the Members that have contributed their Capital Contributions (each, a “Contributing Member”) may (without limitation as to other remedies that may be available) at any time after the 10th Day after the date the Capital Contribution was due elect to:

(i) treat the Non-Contributing Member’s failure to contribute as a Default by giving notice to the Non-Contributing Member, in which event Section 9.02(d) and Section 9.03 shall apply if such Default remains uncured at the end of the cure period provided in the definition of “Default;” or

(ii) pay the portion of the Capital Contribution owed and unpaid by the Non-Contributing Member (the “Additional Contribution”), with the Contributing Members that elect to fund the Non-Contributing Members’ share (the “Additional Contribution Members”) each having the right to its pro rata portion of such Additional Contribution based on its Sharing Ratio compared to the aggregate Sharing Rations of all Additional Contribution Members, or such other portions agreed among the Additional Contributing Member, and the Additional Contributing Members shall treat the contribution as a permanent Capital Contribution that results in an adjustment of Member Interests under Section 4.06(b), as determined by the Additional Contribution Members as set forth below.

No Contributing Member shall be obligated to elect either Section 4.06(a)(i) or Section 4.06(a)(ii). The decision of the Contributing Members to elect Section 4.06(a)(i) or Section 4.06(a)(ii) shall be made by the determination of the Contributing Members holding the majority of the Sharing Ratios of all Contributing Members, but (ii) above may not be elected unless at such time of determination there is one or more Additional Contribution Members.

(b) Permanent Contribution. Subject to Section 4.06(a), if the Additional Contribution Members elect under Section 4.06(a) to make an Additional Contribution, then the Members’ Member Interests and Sharing Ratios will be automatically adjusted to equal the amount, when expressed as a percentage, that is determined by dividing each Member’s total net Capital Contributions, by all Members’ total net Capital Contributions.

(c) Further Assurance. In connection with this Section 4.06, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Section 4.06.

ARTICLE 5

DISTRIBUTIONS AND ALLOCATIONS

5.01 Distributions. On or before the 30th Day following the end of each Quarter prior to winding up of the Company, the Management Committee shall review and determine the amount of Available Cash with respect to that Quarter, and an amount equal to 100% of Available Cash with respect to that Quarter shall be distributed in accordance with this Article 5 to the Members (other than a Breaching Member) pro rata in proportion to such Members’ (excluding any Breaching Member) respective Sharing Ratios (at the time such distributions are made). For purposes of this Section 5.01, (i) any Breaching Member shall not be entitled to any distribution and (ii) the Sharing Ratio of any Breaching Member shall not be taken into account.

5.02 Distributions on Dissolution and Winding Up. Upon the winding up of the Company, after adjusting the Capital Accounts for all allocations under Article 5, all remaining proceeds or assets distributable to the Members as determined under Section 11.02 shall be distributed to all of the Members (other than a Breaching Member) pro rata in proportion to their respective positive Capital Account balances.

5.03 Allocations.

(a) For purposes of maintaining Capital Accounts, Net Income or Net Loss for each taxable year (or other period for which allocations are required to be made) and all items of income, gain, loss and deduction taken into account in computing Net Income or Net Loss shall be allocated among the Members in a manner such that the Capital Account of each Member is, to the maximum extent possible, equal to the difference (which may be negative) between (i) the distribution that such Member would receive if all of the Company’s assets were sold for cash equal to their respective Book Values, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Book Value of the assets securing such liability) and the remaining proceeds were distributed to the Members in accordance with their Sharing Ratios, less (ii) such Member’s share of Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets, and the amount, if any, such Member is obligated (or treated as obligated) to contribute to the Company, computed immediately after the hypothetical sale of assets.

(b) Notwithstanding the foregoing, the following special allocations of Company income, gain, loss, and deduction as determined for purposes of maintaining Capital Accounts shall be made among the Members for each taxable year (or other period for which allocations are required to be made) in the following order and priority:

(i) If there is a net decrease in Minimum Gain during any taxable period, each Member shall be allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i). This Section 5.03(b)(i) is intended to comply with the partnership minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) If there is a net decrease in Member Nonrecourse Debt Minimum Gain during any taxable period, each Member with a share of Member Nonrecourse Debt Minimum Gain at the beginning of such period shall be allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii). This Section 5.03(b)(ii) is intended to comply with the partner nonrecourse debt chargeback requirement in such Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, any Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as promptly as possible; provided that an allocation pursuant to this Section 5.03(b)(iii) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 5.03 have been tentatively made as if this Section 5.03(b)(iii) were not in the Agreement. This Section 5.03(b)(iii) is intended to comply with the "qualified income offset" requirement in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iv) Any partner nonrecourse deductions (as defined in Treasury Regulation Section 1.704-2(i)(1) and (2)) for any taxable year (or other period for which allocations are required to be made) shall be allocated to the Member who bears the economic risk of loss with respect to the liability to which such partner nonrecourse deductions are attributable in accordance with Regulation Section 1.704-2(i)(1). Nonrecourse deductions (as such term is defined in Treasury Regulation Sections 1.704-2(b)(1) and 1.704-2(c)) of the Company shall be allocated to the Members pro rata in proportion with the respective Sharing Ratios.

(v) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts as the result of a distribution to any Member in complete liquidation of such Member’s interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such regulation.

(c) Except as set forth below, each item of Company income, gain, loss, and deduction as determined for U.S. federal income tax purposes will be allocated among the Members, to the maximum extent possible, in accordance with the manner in which the corresponding item (if any) of income, gain, loss or deduction as determined for purposes of maintaining Capital Accounts is so allocated. Items of Company income, gain, loss or deduction as determined for U.S. federal income tax purposes with respect to any property the Book Value of which differs from its adjusted tax basis, shall be allocated among the Members in a manner that takes into account the variation between the adjusted tax basis of such property and its book value, as required by Section 704(c) of the Code and Treasury Regulation Section 1.704-1(b)(4)(i), using the remedial allocation method permitted by Treasury Regulation Section 1.704-3(d).

5.04 Varying Interests. All items of income, gain, loss, deduction or credit shall be allocated, and all distributions shall be made, to the Persons shown on the records of the Company to have been Members as of the last calendar day of the period for which the allocation or distribution is to be made. Notwithstanding the foregoing, if during any taxable year there is a change in any Member’s Sharing Ratio, the Members agree that their allocable shares of items for the taxable year shall be determined on any method determined by the Management Committee to be permissible under Code Section 706 and the related Treasury Regulations to take account of the Members’ varying Sharing Ratios.

5.05 Excess Nonrecourse Liabilities. Any “excess nonrecourse liability” of the Company, within the meaning of Treasury Regulation Section 1.752-3(a)(3), shall be allocated first among the Members in proportion to and to the extent of the amount of built-in gain that is allocable to such Members with respect to property contributed to the Company by a Member (or treated as so contributed for U.S. federal income tax purposes), or any property revalued pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f), to the extent that such built-in gain exceeds the gain described in Treasury Regulation Section 1.752-3(a)(2) with respect to such property. The amount of any excess nonrecourse liabilities not allocated pursuant to the preceding sentence shall be allocated to the Members in accordance with the Members’ respective Sharing Ratios.

ARTICLE 6

MANAGEMENT

6.01 Generally. The power and authority to manage the business and affairs of the Company (which, for all purposes of this Article 6, shall include any Subsidiary of the Company) is fully vested in the Members, acting exclusively in their member capacities. To facilitate the orderly and efficient management of the Company, the Members shall act (a) collectively as a “committee of the whole” (the “Management Committee”) pursuant to Section 6.02, and (b) through the delegation of certain duties and authority to the Officers. Subject to the express provisions of this Agreement, each Member agrees that it will not exercise its authority under the Act to bind or commit the Company to agreements, transactions or other arrangements, or to hold itself out as an agent of the Company.

6.02 Management Committee. Decisions or actions taken by the Management Committee in accordance with the provisions of this Agreement shall constitute decisions or actions by the Company and shall be binding on each Member. The Management Committee shall conduct its affairs in accordance with the following provisions and the other provisions of this Agreement:

(a) Representatives.

(i) Designation. To facilitate the orderly and efficient conduct of Management Committee meetings, each Member shall notify the other Members, from time to time, of the identity of (A) one of its officers, employees or agents who will represent it at such meetings (a “Representative”), and (B) one of its officers, employees or agents who will represent it at any such meeting that the Member’s Representative is unable to attend (an “Alternate Representative”). The term “Representative” shall also refer to any Alternate Representative that is actually performing the duties of the applicable Representative. The initial Representative and Alternate Representative of each Member are set forth in Exhibit A. A Member may designate a different Representative or Alternate Representative for any meeting of the Management Committee by notifying each of the other Members on or before the scheduled date for that meeting; provided, however, that if giving that advance notice is not feasible, then the new Representative or Alternate Representative shall present written evidence of his or her authority at the commencement of such meeting.

(ii) Authority. Each Representative shall have the full authority to act on behalf of the Member that designated such Representative on all matters considered or acted upon by the Management Committee under this Agreement. Whenever the Representative of any Member so acts, that action (whether at a meeting or through a written consent of the Management Committee) shall bind such Member that designated that Representative; and the other Members shall be entitled to rely upon such action without further inquiry or investigation as to the actual authority (or lack thereof) of that Representative. In addition, the act of an Alternate Representative shall be deemed the act of the Representative for which that Alternate Representative is acting, without the need to produce evidence of the absence or unavailability of such Representative.

(iii) DISCLAIMER OF DUTIES; INDEMNIFICATION. EACH REPRESENTATIVE SHALL REPRESENT, AND OWE DUTIES TO, ONLY THE MEMBER THAT DESIGNATED SUCH REPRESENTATIVE (THE NATURE AND EXTENT OF SUCH DUTIES BEING AN INTERNAL AFFAIR OF SUCH MEMBER), AND NOT TO THE COMPANY, ANY OTHER MEMBER OR REPRESENTATIVE OR ANY OFFICER OR EMPLOYEE OF THE COMPANY. THE PROVISIONS OF SECTION 6.02(e)(iii) SHALL ALSO INURE TO THE BENEFIT OF EACH MEMBER’S REPRESENTATIVE. THE COMPANY SHALL INDEMNIFY, PROTECT, DEFEND, RELEASE AND HOLD HARMLESS EACH REPRESENTATIVE FROM AND AGAINST ANY CLAIMS ASSERTED BY OR ON BEHALF OF ANY PERSON (INCLUDING ANOTHER MEMBER), OTHER THAN THE MEMBER THAT DESIGNATED SUCH REPRESENTATIVE, THAT ARISE OUT OF, RELATE TO OR ARE OTHERWISE ATTRIBUTABLE TO, DIRECTLY OR INDIRECTLY, SUCH REPRESENTATIVE’S SERVICE ON THE MANAGEMENT COMMITTEE.

(iv) Attendance. Each Member shall use all reasonable efforts to cause its Representative or Alternate Representative to attend each meeting of the Management Committee, unless its Representative is unable to do so because of a “force majeure” event or other event beyond his reasonable control, in which event that Member shall use all reasonable efforts to cause its Representative or Alternate Representative to participate in the meeting by telephone pursuant to Section 6.02(g).

(b) Procedures. The Management Committee shall maintain written minutes of each of its meetings, which shall be submitted for approval by all Representatives within a reasonable period of time after each meeting. The Management Committee may adopt whatever rules and procedures relating to its activities as it may deem appropriate, provided that such rules and procedures shall not be inconsistent with or violate the provisions of this Agreement.

(c) Time and Place of Meetings. The Management Committee shall meet quarterly, subject to more or less frequent meetings upon approval of the Management Committee, at such times and places as the Representatives may agree. Special meetings of the Management Committee may be called at such times, and in such manner, as any Member deems necessary. Any Member calling for any such special meeting shall notify all other Members of the date and agenda for such meeting on or before the 5th Day prior to the date of such meeting. This 5-Day period may be shortened by unanimous vote of the Management Committee. All meetings of the Management Committee shall be held at such location as the Members may agree. In the case that proper notice of a meeting is not provided, attendance of a Member’s Representative at a meeting of the Management Committee shall constitute a waiver of notice of that meeting, except where the Representative attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(d) Quorum. The presence of a Supermajority Interest shall constitute a quorum for the transaction of business at any meeting of the Management Committee.

(e) Voting.

(i) Voting by Sharing Ratios; Voting Thresholds. Except as provided otherwise in this Agreement, voting shall be according to the Members’ respective Sharing Ratios. Except as otherwise provided in this Agreement, the vote of one or more Members holding, in the aggregate, at least 62.5% of the Sharing Ratios (a “Supermajority Interest”) shall constitute the action of the Management Committee.

(ii) DISCLAIMER OF DUTIES. WITH RESPECT TO ANY VOTE, CONSENT OR APPROVAL AT ANY MEETING OF THE MANAGEMENT COMMITTEE OR OTHERWISE UNDER THIS AGREEMENT, EACH MEMBER OR ITS REPRESENTATIVE MAY GRANT OR WITHHOLD ITS VOTE, CONSENT OR APPROVAL IN ITS SOLE DISCRETION. THE PROVISIONS OF THIS SECTION 6.02(e)(ii) SHALL APPLY NOTWITHSTANDING THE NEGLIGENCE, GROSS NEGLIGENCE, WILLFUL MISCONDUCT, STRICT LIABILITY OR OTHER FAULT OR RESPONSIBILITY OF A MEMBER OR ITS REPRESENTATIVE.

(iii) Exclusion of Certain Members and Their Sharing Ratios. With respect to any vote, consent or approval, any Breaching Member or Withdrawn Member shall be excluded from such decision (as contemplated by Section 9.03(b)), and the Sharing Ratio of such Breaching Member or Withdrawn Member shall be disregarded in calculating the voting thresholds in Section 6.02(e)(i) and Section 6.02(h). In addition, if any other provision of this Agreement provides that a Supermajority Interest or a vote of Members holding 100% of the Sharing Ratios (a “Unanimous Interest”) are to be calculated without reference to the Sharing Ratio of a particular Member, then the applicable voting threshold, including the number of Members required, in Section 6.02(e)(i) and Section 6.02(h) shall be deemed adjusted accordingly.

(f) Action by Written Consent. Any action required or permitted to be taken at a meeting of the Management Committee may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by Representatives holding among them the requisite Sharing Ratio for approval of such action at a meeting. Notice of any such action shall be given promptly to any Member that has not consented to such action.

(g) Meetings by Telephone. Representatives may participate in and hold any meeting of the Management Committee by means of conference telephone, videoconference or similar communications equipment by means of which all Representatives participating in the meeting can hear each other. Participation of Representatives in such a meeting shall constitute presence in person at the meeting, except where a Representative participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(h) Matters Requiring Management Committee Approval. Except as expressly provided elsewhere in this Agreement, none of the following actions may be taken by, or on behalf of, the Company, without first obtaining the vote of the Management Committee described below:

(i) Unanimous Interest. The following actions shall require the approval a Unanimous Interest:

(A) dissolution of the Company under Section 11.01(a);

(B) causing or permitting the Company to become Bankrupt (but this provision shall not be construed to require any Member to ensure the profitability or solvency of the Company);

(C) conducting, or authorizing the Company to conduct, any activity or business that may generate income for federal income tax purposes that may not be “qualifying income” (as such term is defined pursuant to Section 7704 of the Code);

(D) any other action that, pursuant to an express provision of this Agreement, requires the approval of all Members;

(E) the Disposition or abandonment of all or substantially all of the assets of the Company;

(F) causing or permitting the Company to merge with, or consolidate or convert into, any other entity;

(G) any Capital Call under Section 4.01 or loan under Section 4.02; or

(H) entering into, amending or terminating any contract or agreement between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of any Member, on the other hand.

(ii) Supermajority Interest. The following actions shall require the approval of a Supermajority Interest:

(A) causing the Company to take any action under this Agreement that requires Management Committee approval other than the actions specified in Section 6.02(h)(i);

(B) approving the amount of Available Cash with respect to each Quarter;

(C) approving or amending an annual capital budget or operating budget for the Company and its Subsidiaries (with it being understood that the latest approved capital budget or operating budget shall be used, and deemed approved, for any subsequent period until the new capital budget or operating budget (as applicable) for that period is so approved), including the parameters under which the Officers are authorized to expend Company funds without further Management Committee approval;

(D) incurring any Indebtedness; or

(E) approving any additions to, or expansion of, the Facilities except to the extent already included in a Capital Budget or Operating Budget.

(i) Subcommittees. The Management Committee may create such subcommittees, and delegate to such subcommittees such authority and responsibility, and rescind any such delegations, as it may deem appropriate.

(j) Officers. The Management Committee may designate one or more natural persons to be Officers of the Company. Any Officers so designated shall have such titles and, subject to the other provisions of this Agreement, have such authority and perform such duties as the Management Committee may delegate to them and shall serve at the pleasure of the Management Committee and report to the Management Committee.

6.03 JV Operations Services Agreement.

(a) The Company has entered into an Operations Services Agreement with the Operator, a copy of which is attached hereto as Exhibit C (as amended from time to time, the “JV Operations Services Agreement”), which sets forth (i) the services to be provided to the Company under the JV Operations Services Agreement, (ii) provisions describing the amounts to be paid and reimbursed pursuant to the JV Operations Services Agreement (the “JV Operations Services Agreement Amounts”), (iii) the circumstances under which the JV Operations Services Agreement expires or terminates, including termination by the Company or by the Operator, (iv) the audit rights of the Company with respect to the Operator, (v) the indemnification of the Operator by the Company, and (vi) other provisions.

(b) The JV Operations Services Agreement shall not be amended, nor shall the Company’s right to terminate such JV Operations Services Agreement be exercised, without first obtaining the approval of a Unanimous Interest of the Management Committee.

(c) The Management Committee is deemed to have approved the JV Operations Services Agreement as attached hereto as Exhibit C and the payment of the JV Operations Services Agreement Amounts in accordance with the terms of the JV Operations Services Agreement, and the Members will make capital contributions or loans to the Company in order for the Company to make all payments of the JV Operations Services Agreement Amounts if the Company does not otherwise have the funds necessary to pay the same, including any such JV Operations Services Agreement Amounts that exceed any reserve established in connection with the dissolution and winding up of the Company.

(d) SEP Member shall be entitled to appoint one or more persons (as provided in the JV Operations Services Agreement) to act as the Company’s representative under such JV Operations Services Agreement, as applicable (the “Company Representative”). Any disagreement between the Company Representative and the Operator under the JV Operations Services Agreement regarding (i) any matter which requires the agreement of the Company Representative and the Operator, (ii) the performance of the Operator, or (iii) the ability of the Company Representative to exercise any right under the applicable JV Operations Services Agreement, shall be referred to and resolved by the Management Committee.

6.04 Conflicts of Interest. A Member or an Affiliate of a Member may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ones in competition with the Company and specifically including crude oil storage and transportation, with no obligation to offer to the Company, any other Member or any Affiliate of another Member the right to participate therein. The Company may transact business with any Member or Affiliate of a Member, provided that the terms of those transactions are approved by the Management Committee or expressly contemplated by this Agreement. Without limiting the generality of the foregoing, the Members recognize and agree that their respective Affiliates currently, or in the future may, engage in various activities involving crude oil marketing and trading (including futures, options, swaps, exchanges of future positions for physical deliveries and commodity trading), gathering, processing, storage, transportation and distribution, development and ownership, as well as other commercial activities related to crude oil and that these and other activities by Members’ Affiliates may be based on crude oil that is transported in or through the Facilities or otherwise made possible or more profitable by reason of the Company’s activities (herein referred to as “Outside Activities”). No Member or Affiliate of any Member shall be restricted in its right to conduct, individually or jointly with others, for its own account any Outside Activities, and no Member or its Affiliates shall have any duty or obligation, express or implied, fiduciary or otherwise, to account to, or to share the results or profits of such Outside Activities with, the Company, any other Member or any Affiliate of any other Member, by reason of such Outside Activities.

6.05 Member Indemnification.

(a) To the fullest extent permitted by applicable Law, the Company shall indemnify and hold harmless each Member and its Affiliates from and against all Claims arising from or related to any act or omission performed or omitted by such Member or Affiliate on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Person by this Agreement, except that no such Person shall be entitled to be indemnified in respect of any Claim by reason of such Person’s fraud, bad faith, or willful misconduct as established by a non-appealable court order, judgment, decree or decision. Any indemnity under this Section 6.05(a) shall be provided out of and to the extent of Company assets only, and no indemnified Member shall have any personal liability on account thereof.

(b) The Members hereby agree that:

(i) the Company is the indemnitor of first resort under this Section 6.05(a), and as a result the Company’s obligations to any indemnified Person under this Section 6.05(a) are primary without regard to any rights such indemnified Person may have to seek or obtain indemnification or advancement of expenses from any other Person (“Other Indemnitor”) or from any insurance policy for the benefit of such indemnified Person (other than any such policy held by the Company or any of its Subsidiaries), and any obligation of any Other Indemnitor to provide advancement or indemnification for all or any portion of the losses, expenses and costs incurred in connection with a Claim by such indemnified Person and any rights of recovery of such indemnified Person under any insurance policy for the benefit of such indemnified Person are secondary (other than any such policy held by the Company or any of its Subsidiaries);

(ii) if any Other Indemnitor pays, or causes to be paid on behalf of, an indemnified Person under this Section 6.05(a), for any reason, any amounts otherwise payable or indemnifiable under this Section 6.05(a), then (A) such Other Indemnitor shall be fully subrogated to all rights of such indemnified Person with respect to such payment and (B) the Company shall fully indemnify and reimburse such Other Indemnitor for all such payments actually made by the same; and

(iii) if any indemnified Person collects under any insurance policy for the benefit of such indemnified Person (other than any such policy held by the Company or any of its Subsidiaries) any amounts otherwise payable or indemnifiable under this Section 6.05(a), then (A) such insurer shall be fully subrogated to all rights of such indemnified Person with respect to such payment and (B) the Company shall fully indemnify and reimburse such insurer for all such payments actually made by the same.

(c) Each Member shall indemnify, protect, defend, release and hold harmless each other Member, its Affiliates, and its and their respective directors, officers, trustees, employees and agents from and against any Claims asserted by or on behalf of any Person (including another Member) that result from a breach by such indemnifying Member of this Agreement; provided, however, that this Section 6.05(c) shall not (i) apply to any Claim or other matter for which a Member (or its Representative) has no liability or duty, or is indemnified or released, pursuant to Section 6.02(a)(iii) or Section 6.04, or (ii) hold the indemnified Person harmless from special, consequential or exemplary damages, except in the case where the indemnified Person is legally obligated to pay such damages to another Person.

6.06 General Regulatory Matters. Each Member shall:

(a) cooperate fully with the Company and the Management Committee in securing appropriate Authorizations for the development, construction and operation of the Facilities, including supporting all applications to the FERC, and in connection with any reports prescribed by any other Governmental Authority having jurisdiction over the Company;

(b) join in any eminent domain takings by the Company, to the extent, if any, required by Law;

(c) devote such efforts as shall be reasonable and necessary to develop and promote the Facilities for the benefit of the Company, taking into account the Member’s Sharing Ratio, resources and expertise; and

(d) cooperate fully with the Company and the Management Committee to ensure compliance with FERC Standards of Conduct, if applicable.

6.07 Disclaimer of Duties. WITH RESPECT TO ANY ACTION, CONSENT OR APPROVAL, EACH MEMBER MAY TAKE OR NOT TAKE THE ACTION, OR GRANT OR WITHHOLD CONSENT OR APPROVAL, IN ITS SOLE DISCRETION. THE PROVISIONS OF THIS SECTION 6.07 SHALL APPLY NOTWITHSTANDING THE NEGLIGENCE, GROSS NEGLIGENCE, WILLFUL MISCONDUCT, STRICT LIABILITY OR OTHER FAULT OR RESPONSIBILITY OF ANY MEMBER.

ARTICLE 7

TAXES

7.01 Tax Returns. The Tax Matters Member shall prepare and timely file (on behalf of the Company) all federal, state and local tax returns required to be filed by the Company. Each Member shall furnish to the Tax Matters Member all pertinent information in its possession relating to the Company’s operations that is necessary to enable the Company’s tax returns to be timely prepared and filed. The Company shall bear the costs of the preparation and filing of its returns.

7.02 Tax Elections. The Company shall make the following elections on the appropriate tax returns:

(a) to adopt as the Company’s fiscal year the calendar year;

(b) to adopt the accrual method of accounting;

(c) to elect, pursuant to Code Section 754, to adjust the basis of the Company’s properties;

(d) to elect to amortize the organizational expenses of the Company to the extent permitted by Section 709(b) of the Code; and

(e) any other election the Management Committee may deem appropriate.

Neither the Company nor any Member shall make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law and no provision of this Agreement shall be construed to sanction or approve such an election.

7.03 Tax Matters Member.

(a) The Management Committee shall designate SE Member to serve as the “tax matters member” of the Company pursuant to Section 6231(a)(7) of the Code (the “Tax Matters Member”). The Tax Matters Member shall take such action as may be necessary to cause to the extent possible each other Member to become a “notice member” within the meaning of Section 6223 of the Code. The Tax Matters Member shall inform each other Member of all significant matters that may come to its attention in its capacity as Tax Matters Member by giving notice thereof on or before the fifth Business Day after becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications it may receive in that capacity.

(b) The Tax Matters Member shall provide any Member, upon request, access to accounting and tax information and schedules as shall be necessary for the preparation by such Member of its income tax returns and such Member’s tax information reporting requirements.

(c) Any cost or expense incurred by the Tax Matters Member in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, shall be paid by the Company.

(d) The Tax Matters Member shall not bind any Member to a settlement agreement without obtaining the consent of such Member. Any Member that enters into a settlement agreement with respect to any Company item (as described in Code Section 6231(a)(3)) shall notify the other Members of the settlement agreement and its terms on or before the 90th Day after the date of the settlement.

(e) No Member shall file a request pursuant to Code Section 6227 for an administrative adjustment of Company items for any taxable year without first (i) notifying the other Members, and (ii) receiving the Management Committee’s consent. If the Management Committee consents to the requested adjustment, the Tax Matters Member shall file the request for the administrative adjustment on behalf of the Members. If such consent is not obtained on or before the 30th Day after such notice, or within the period required to timely file the request for administrative adjustment, if shorter, any Member, including the Tax Matters Member, may file a request for administrative adjustment on its own behalf. Any Member intending to file a petition under Code Sections 6226, 6228 or other Code Section with respect to any item involving the Company shall notify the other Members of such intention and the nature of the contemplated proceeding. In the case where the Tax Matters Member is the Member intending to file such petition on behalf of the Company, such notice shall be given within a reasonable period of time to allow the other Members to participate in the choosing of the forum in which such petition will be filed.

(f) If any Member intends to file a notice of inconsistent treatment under Code Section 6222(b), such Member shall give reasonable notice under the circumstances to the other Members of such intent and the manner in which the Member’s intended treatment of an item is (or may be) inconsistent with the treatment of that item by the other Members.

7.04 Company’s Tax Classification. The Company shall be treated as a partnership for U.S. federal, state and local tax purposes, and such tax classification may not be changed to a classification as a corporation without the approval of a Unanimous Interest of the Management Committee.

7.05 Tax Treatment of the Admission of SEP Member. Solely for U.S. federal, state and local tax purposes, the admission of SEP Member as the second Member of the Company as of the Effective Date shall be treated as (i) a deemed contribution by Spectra Energy Partners (DE) GP, LP (the sole member of SE Member) of 40% of each asset held, subject to 40% of each liability owed, by the Company and its Subsidiaries immediately prior to the Effective Date to SEP Member pursuant to Section 721(a) of the Code immediately (as contemplated by that certain Contribution Agreement dated as of May 2, 2013, between Spectra Energy Partners (DE) GP, LP (the sole member of SE Member) and SEP Member) followed by (ii) a deemed contribution by SE Member of 60% of each asset held, subject to 60% of each liability owed, by the Company and its Subsidiaries immediately prior to the Effective Date to the Company pursuant to Section 721(a) of the Code and a simultaneous deemed contribution by SEP Member of 40% of each asset held, subject to 40% of each liability owed, by the Company and its Subsidiaries immediately prior to the Effective Date to the Company pursuant to Section 721(a) of the Code (it being understood that, as a result of the two deemed contributions pursuant to this clause (ii) the Company, which has been a disregarded entity prior to the admission of SEP Member as a second Member, will be deemed newly formed as a partnership for U.S. federal income tax purposes), and the provisions of this Agreement shall be applied and construed in accordance with such treatment.

ARTICLE 8

BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS

8.01 Maintenance of Books; Reports. The Management Committee shall keep or cause to be kept at the principal office of the Company, or at such other location approved by the Management Committee, complete and accurate books and records of the Company and its Subsidiaries, including all books and records necessary to provide to the Members any information required to be provided pursuant to Section 8.02, supporting documentation of the transactions with respect to the conduct of the Company’s business and minutes of the proceedings of the Members and the Management Committee, and any other books and records that are required to be maintained by applicable Law.

8.02 Reports.

(a) With respect to each calendar year, the Management Committee shall prepare and deliver to each Member:

(i) a statement of operations and a statement of cash flows for such year, a balance sheet and a statement of each Member’s Capital Account as of the end of such year, and an audited report thereon of a reputable nationally-recognized firm of certified public accountants; and

(ii) such federal, state and local income tax returns and such other accounting and tax information and schedules as shall be necessary for tax reporting purposes by each Member with respect to such year.

(b) The Management Committee shall prepare and deliver to the Members the following information within 30 Days after the end of such calendar year:

(i) a discussion and analysis of the results of operations including detailed explanations of significant variances in revenues, expenses and cash flow activities appearing in the audited financial statements, as compared to the same periods in the prior calendar year, and relevant operational statistics, including volumetric data;

(ii) a schedule of amounts due by year for contractual obligations that will impact Available Cash including, but not limited to, notes payable, capital leases, operating leases, and purchase obligations; and

(iii) such forecasts as specified by the Management Committee.

(c) Within 25 Days after the end of each calendar month, the Management Committee shall cause to be prepared and delivered to each Member with an appropriate certification of the Person authorized to prepare the same (provided that the Management Committee may change the financial statements required by this Section 8.02(c) to a quarterly basis or may make such other change therein as it may deem appropriate):

(i) A statement of operations for such month (including sufficient information to permit the Members to calculate their tax accruals) and for the portion of the calendar year then ended as compared with the same periods for the prior calendar year and with the budgeted results for the current periods; and

(ii) A balance sheet and a statement of each Member’s Capital Account as of the end of such month and the portion of the calendar year then ended.

(d) Within 25 Days after the end of each of the first three calendar quarters of each year, the Management Committee shall cause to be prepared and delivered to each Member (i) a statement of operations for such quarter and year-to-date, a statement of cash flows and a statement of each Member’s Capital Account for the year-to-date period, and a balance sheet as of the end of such quarter, (ii) a discussion and analysis of the results of operations including detailed explanations of significant variances in revenues, expenses and cash flow activities appearing in the financial statements (as formally reviewed by a reputable nationally-recognized firm of certified public accountants), as compared to the same periods in the prior calendar year, and relevant operational statistics, including volumetric data, and (iii) within 40 Days after the end of such quarter, a formal review report thereon by such reputable nationally-recognized firm of certified public accountants.

(e) The Management Committee shall also cause to be prepared and delivered to each Member such other reports, forecasts, studies, budgets and other information as the Management Committee may request from time to time.

8.03 Bank Accounts. Funds of the Company shall be deposited in such banks or other depositories as shall be designated from time to time by the Management Committee. All withdrawals from any such depository shall be made only as authorized by the Management Committee and shall be made only by check, wire transfer, debit memorandum or other written instruction.

ARTICLE 9

WITHDRAWAL

9.01 No Right of Withdrawal. A Member has no power or right voluntarily to Withdraw from the Company.

9.02 Deemed Withdrawal. A Member is deemed to have Withdrawn from the Company upon the occurrence of any of the following events (each a “Withdrawal Event”):

(a) there occurs an event that makes it unlawful for the Member to continue to be a Member;

(b) the Member becomes Bankrupt;

(c) the Member commences liquidation or winding up that does not constitute a Disposition; or

(d) notice from the Management Committee if the Member commits a Default and the Default has not been cured.

9.03 Effect of Withdrawal. A Member that is deemed to have Withdrawn under Section 9.02 (a “Withdrawn Member”), must comply with the following requirements in connection with its Withdrawal:

(a) The Withdrawn Member ceases to be a Member immediately upon the occurrence of the applicable Withdrawal Event.

(b) The Withdrawn Member shall not be entitled to receive any distributions from the Company except as set forth in Section 9.03(e), and it shall not be entitled to exercise any voting or consent rights or to receive any further information (or access to information) from the Company. The Sharing Ratio of that Member shall not be taken into account in calculating the Sharing Ratios of the Members for any purposes. This Section 9.03(b) shall also apply to a Breaching Member.

(c) The Withdrawn Member must pay to the Company all amounts it owes to the Company.

(d) The Withdrawn Member shall remain obligated for all liabilities it may have under this Agreement or otherwise with respect to the Company that accrue prior to the Withdrawal.

(e) From the date of the Withdrawal to the date of the payment, the former Capital Account balance of the Withdrawn Member shall be recorded as a contingent obligation of the Company, and not as a Capital Account, until payment is made. The rights of a Withdrawn Member under this Section 9.03(e) shall (i) be subordinate to the rights of any other creditor of the Company, (ii) not include any right on the part of the Withdrawn Member to receive any interest (except as may otherwise be provided in the evidence of any indebtedness of the Company owed to such Withdrawn Member) or other amounts with respect thereto; (iii) not require the Company to make any distribution (the Withdrawn Member’s rights under this Section 9.03(e) being limited to receiving such portion of distributions as the Management Committee may, in its Sole Discretion, decide to cause the Company to make); (iv) not require any Member to make a Capital Contribution or a loan to permit the Company to make a distribution or otherwise to pay the Withdrawn Member; and (v) be treated as a liability of the Company for purposes of Section 11.02. Except as set forth in this Section 9.03(e), a Withdrawn Member shall not be entitled to receive any return of its Capital Contributions or other payment from the Company in respect of its Member Interest.

(f) The Sharing Ratio of the Withdrawn Member shall be allocated among the remaining Members in the proportion that each remaining Member’s Sharing Ratio bears to the total Sharing Ratio of all remaining Members, or in such other proportion as the remaining Members may unanimously agree.

ARTICLE 10

DISPUTE RESOLUTION

10.01 Disputes. This Article 10 shall apply to any dispute arising under or related to this Agreement (whether arising in contract, tort or otherwise, and whether arising at law or in equity), including (a) any dispute regarding the construction, interpretation, performance, validity or enforceability of any provision of this Agreement or whether any Person is in compliance with, or breach of, any provisions of this Agreement, and (b) the applicability of this Article 10 to a particular dispute. Notwithstanding the foregoing, this Article 10 shall not apply to any matters that, pursuant to the provisions of this Agreement, are to be resolved by a vote of the Members; provided, however, that (i) any matter that is expressly stated herein to be determinable by arbitration may be so determined pursuant to this Article 10 and (ii) if a vote, approval, consent, determination or other decision must, under the terms of this Agreement, be made (or withheld) in accordance with a standard other than Sole Discretion (such as a reasonableness standard), then the issue of whether such standard has been satisfied may be a dispute to which this Article 10 applies. Any dispute to which this Article 10 applies is referred to herein as a “Dispute.” With respect to a particular Dispute, each Member that is a party to such Dispute is referred to herein as a “Disputing Member.” The provisions of this Article 10 shall be the exclusive method of resolving Disputes.

10.02 Negotiation to Resolve Disputes. If a Dispute arises, any Disputing Member may initiate the dispute resolution procedure under this Article 10 by notifying the other Disputing Members (a “Dispute Notice”), after which the Disputing Members shall attempt to resolve such Dispute through the following procedure:

(a) first, within 7 Days after receipt of the Dispute Notice, the Representatives of the Disputing Members shall meet (whether by phone or in person) in a good faith attempt to resolve the Dispute;

(b) second, if the Dispute is still unresolved, then after the 20th Day following the commencement of the negotiations described in Section 10.02(a), but in no event later than the 30th Day after receipt of the Dispute Notice, the chief executive officer (or his designee) of the Parent of each Disputing Member shall meet (whether by phone or in person) in a good faith attempt to resolve the Dispute; and

(c) third, if the Dispute is still unresolved, then after the 10th Day following the commencement of the negotiations described in Section 10.02(b), any Disputing Party may submit the Dispute for resolution under the Federal Arbitration Act by binding arbitration following the Commercial Arbitration Rules of the American Arbitration Association (or, if that Association has ceased to exist, its principal successor) (the “AAA”) then in effect, including its evidentiary and procedural rules (excluding rules governing the payment of arbitration, administrative or other fees or expenses to the Arbitrator(s) or the AAA), to the extent that such rules do not conflict with the terms of this Agreement, by notifying the other Disputing Members (an “Arbitration Notice”) within the applicable limitation period provided by law.

10.03 Selection of Arbitrator.

(a) For any Dispute in which any claim, or combination of claims, is less than or equal to $500,000, the arbitration shall be heard by a sole Arbitrator. Any Dispute in which any claim, or combination of claims, exceeds $500,000 will be subject to the AAA’s “Large, Complex Case Procedures” and decided by the majority of a panel of three neutral Arbitrators. The Arbitrator(s) shall be selected in accordance with this Section 10.03.

(b) For arbitrations conducted by a single Arbitrator, the Disputing Member that submits a Dispute to arbitration shall designate a proposed neutral sole Arbitrator in its Arbitration Notice. If any other Disputing Member objects to a proposed sole Arbitrator, it may, on or before the 10th Day following delivery of the Arbitration Notice, notify all of the other Disputing Members of its objection. All of the Disputing Members shall attempt to agree upon a mutually acceptable sole Arbitrator. If they have not done so, then after the 20th Day following delivery of the notice described in the immediately preceding sentence, any Disputing Member may request the AAA to designate the sole Arbitrator. For arbitrations conducted by a panel of three Arbitrators, the Disputing Member initiating arbitration shall nominate one Arbitrator at the time it initiates arbitration. The other Disputing Member(s) shall collectively nominate one Arbitrator on or before the 10th Day after receiving the Arbitration Notice. The two Arbitrators shall appoint a third, neutral Arbitrator. All Arbitrators shall be competent and experienced in matters involving the crude oil transportation and storage business in the United States, with at least 10 years of legal, engineering, or business experience in the crude oil industry, and shall be impartial and independent of the Members (and the other Arbitrators, in the case of arbitrations conducted by a panel of three arbitrators, except for prior arbitrations). Each Disputing Member shall pay for the expenses incurred by the Arbitrator it appoints, if applicable, and the costs of the sole Arbitrator or the third Arbitrator shall be divided equally among the Disputing Members. If any Arbitrator so chosen shall die, resign or otherwise fail or becomes unable to serve as Arbitrator, a replacement Arbitrator shall be chosen in accordance with this Section 10.03.

10.04 Conduct of Arbitration. The Arbitrator(s) shall expeditiously (and, if possible, on or before the 90th Day after the Arbitrator(s)’s selection) hear and decide all matters concerning the Dispute. Any arbitration hearing shall be held in Houston, Texas. Except as expressly provided to the contrary in this Agreement, the Arbitrator(s) shall have the power (a) to gather such materials, information, testimony and evidence as it deems relevant to the dispute before it (and each Member will provide such materials, information, testimony and evidence requested by the Arbitrator(s), except to the extent any information so requested is proprietary, subject to a third-party confidentiality restriction or to an attorney-client or other privilege) and (b) to grant injunctive relief and enforce specific performance. If they deem necessary, the Arbitrator(s) may propose to the Disputing Members that one or more other experts be retained to assist it in resolving the Dispute. The retention of such other experts shall require the unanimous consent of the Disputing Members, which shall not be unreasonably withheld. Each Disputing Member, the Arbitrator(s) and any proposed expert shall disclose to the other Disputing Members any business, personal or other relationship or affiliation that may exist or may have existed between the Disputing Member (or the Arbitrator(s)) and the proposed expert; and any Disputing Member may disapprove of the proposed expert on the basis of that relationship or affiliation. The decision of the Arbitrator(s) (which shall be rendered in writing) shall be final, nonappealable and binding upon the Disputing Members and may be enforced in any court of competent jurisdiction; provided, however, that the Members agree that the Arbitrator(s) and any court enforcing the award of the Arbitrator(s) shall not have the right or authority to award punitive, special, consequential, indirect, exemplary or similar damages to any Disputing Member. Except as otherwise provided in this Article 10, the responsibility for paying the costs and expenses of the arbitration, including compensation to any experts retained by the Arbitrator(s), shall be divided equally among the Disputing Members. Each Disputing Member shall be responsible for the fees and expenses of its respective counsel, consultants and witnesses, unless the Arbitrator(s) determines that compelling reasons exist for allocating all or a portion of those costs and expenses to one or more other Disputing Members.

ARTICLE 11

DISSOLUTION, WINDING UP AND TERMINATION

11.01 Dissolution. The Company shall dissolve and its affairs shall be wound up on the first to occur of the following events (each a “Dissolution Event”):

(a) the decision to dissolve the Company by a Unanimous Interest of the Management Committee;

(b) entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act;

(c) the Disposition or abandonment of all or substantially all of the Company’s business and assets; or

(d) an event that makes it unlawful for the business of the Company to be carried on.

11.02 Winding Up and Termination.

(a) On the occurrence of a Dissolution Event, the Management Committee shall, or shall appoint a representative to, serve as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of winding up shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Members. The steps to be accomplished by the liquidator are as follows:

(i) as promptly as possible after dissolution and again after final winding up, the liquidator shall cause a proper accounting to be made by a reputable nationally-recognized firm of certified public accountants of the Company’s assets, liabilities and operations through the last calendar day of the month in which the dissolution occurs or the final winding up is completed, as applicable;

(ii) the liquidator shall discharge from Company funds all of the indebtedness of the Company and other debts, liabilities and obligations of the Company (including all expenses incurred in winding up and any loans described in Section 4.02) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(iii) all remaining assets of the Company shall be distributed to the Members as follows:

(A) the liquidator may sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of the Members in accordance with the provisions of Article 5;

(B) with respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among the Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution; and

(C) Company property (including cash) shall be distributed among the Members in accordance with Section 5.02; and those distributions shall be made by the end of the taxable year of the Company during which the liquidation of the Company occurs (or, if later, the 90th Day after the date of the liquidation).

(b) The distribution of cash or property to a Member in accordance with the provisions of this Section 11.02 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its Member Interest and all the Member’s property. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

(c) No dissolution or termination of the Company shall relieve a Member from any obligation to the extent such obligation has accrued as of the date of such dissolution or termination. Upon such termination, any books and records of the Company that there is a reasonable basis for believing will ever be needed again shall be furnished to the liquidator, which shall keep such books and records (subject to review by any Person that was a Member at the time of dissolution) for a period at least three years. At such time as the liquidator no longer agrees to keep such books and records (which shall not be prior to the end of the three-year period set forth in the immediately preceding sentence), it shall offer the Persons who were Members at the time of dissolution the opportunity to take over such custody, shall deliver such books and records to such Persons if they elect to take over such custody and may destroy such books and records if they do not so elect. Any such custody by such Persons shall be on such terms as they may agree upon among themselves.

11.03 Deficit Capital Accounts. No Member will be required to pay to the Company, to any other Member or to any third party any deficit balance that may exist from time to time in another Member’s Capital Account.

11.04 Certificate of Cancellation. On completion of the distribution of Company assets as provided herein, the Members (or such other Person or Persons as the Act may require or permit) shall file a certificate of cancellation with the Secretary of State of the State of Delaware, cancel any other filings made pursuant to Section 2.05, and take such other actions as may be necessary to terminate the existence of the Company. Upon the filing of such certificate of cancellation, the existence of the Company shall terminate (and the Term shall end), except as may be otherwise provided by the Act or other applicable Law.

ARTICLE 12

GENERAL PROVISIONS

12.01 Offset. Whenever the Company is to pay any sum to any Member, any amounts that Member owes the Company may be deducted from that sum before payment.

12.02 Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or permitted to be given under this Agreement must be in writing and must be delivered to the recipient in person, by courier or mail or by facsimile (with written confirmation of receipt). A notice, request or consent given under this Agreement is effective on receipt by the Member to receive it; provided, however, that a facsimile that is transmitted after the normal business hours of the recipient shall be deemed effective on the next Business Day. All notices, requests and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Exhibit A or in the instrument described in Section 3.04, or such other address as that Member may specify by notice to the other Members given in accordance with this Section 12.02. Any notice, request or consent to the Company must be given to all of the Members. Whenever any notice is required to be given by Law, the Certificate or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

12.03 Company Action. To the extent that this Agreement requires or prohibits the performance of an action by the Company, the Members hereby agree to exercise their rights to cause the Company either to perform or not perform such action, as required hereby.

12.04 Entire Agreement; Superseding Effect. This Agreement constitutes the entire agreement of the Members relating to the Company and the transactions contemplated hereby and supersede all provisions and concepts contained in all prior agreements.

12.05 Effect of Waiver or Consent. Except as otherwise provided in this Agreement, a waiver or consent, express or implied, to or of any breach or default by any Member in the performance by that Member of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Member of the same or any other obligations of that Member with respect to the Company. Except as otherwise provided in this Agreement, failure on the part of a Member to complain of any act of any Member or to declare any Member in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Member of its rights with respect to that default until the applicable statute of limitations period has run.

12.06 Amendment or Restatement. This Agreement or the Certificate may be amended or restated only by a written instrument executed (or, in the case of the Certificate, approved) by all Members.

12.07 Binding Effect. Subject to the restrictions on Dispositions set forth in this Agreement, this Agreement is binding on and shall inure to the benefit of the Members and their respective successors and permitted assigns.

12.08 Governing Law; Severability. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE, EXCLUDING ANY CONFLICT OF LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. WITHOUT LIMITING THE PROVISIONS OF ARTICLE 10, A MEMBER MAY BRING AN ACTION ARISING UNDER OR RELATING TO THIS AGREEMENT, IF AT ALL, ONLY IN COURTS OF THE STATE OF DELAWARE OR (IF IT HAS JURISDICTION) THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE. In the event of a direct conflict between the provisions of this Agreement and any mandatory, non-waivable provision of the Act, such provision of the Act shall control. If any provision of the Act provides that it may be varied or superseded in a limited liability company agreement (or otherwise by agreement of the members of a limited liability company), that provision shall be deemed superseded and waived in its entirety if this Agreement contains a provision addressing the same issue or subject matter. If any provision of this Agreement or the application thereof to any Member or circumstance is held invalid or unenforceable to any extent, (a) the remainder of this Agreement and the application of that provision to other Members or circumstances is not affected thereby, and (b) the Members shall negotiate in good faith to replace that provision with a new provision that is valid and enforceable and that puts the Members in substantially the same economic, business and legal position as they would have been in if the original provision had been valid and enforceable.

12.09 Further Assurances. In connection with this Agreement and the transactions it contemplates, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions; provided, however, that this Section 12.09 shall not obligate a Member to furnish guarantees or other credit supports by such Member’s Parent or other Affiliates.

12.10 Waiver of Certain Rights. Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company or for partition of the property of the Company.

12.11 Third Party Beneficiaries. Except as otherwise expressly set forth in this Agreement, nothing in this Agreement is intended or shall be construed, to confer upon or give any Person other than the parties hereto, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in their being deemed a third party beneficiary of this Agreement.

12.12 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument. Execution of this Agreement by an electronic form of signature that is an exact copy of the original signature shall be deemed to be, and shall have the same effect as, execution by original signature, and an electronic form counterpart of this Agreement signed by all parties hereto shall be sufficient to bind all such parties.

[Signature page follows.]

IN WITNESS WHEREOF, SE Member and SEP Member have executed this First Amended and Restated Limited Liability Company Agreement as of the Effective Date.

MEMBERS:

Spectra Energy Express Holding II, LLC

By:	/s/ Patricia M. Rice
Name:	Patricia M. Rice
Title:	Vice President and Secretary

Spectra Energy Partners, LP

By:	Spectra Energy Partners (DE) GP, LP,
its general partner

	By:	Spectra Energy Partners GP, LLC,
its general partner

	By:	/s/ Julie A. Dill
Julie A. Dill
President and Chief Executive Officer

[First Amended and Restated Limited Liability Company Agreement of Express Holdings (USA), LLC]